Filed by Baird Medical Investment Holdings Limited and ExcelFin Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Baird Medical Investment Holdings Limited

Commission File No.: 001-40933

Date: November 22, 2023

Baird Medical Attains FDA Clearance to Market Its Microwave Ablation System in the United States

Frisco, Texas – November 22, 2023 – Baird Medical Devices, Inc. (“Baird Medical” or the “Company”), a leading microwave ablation ("MWA") medical device developer and provider in China, today announced that its subsidiary, Betters (Suzhou) Medical Co., Ltd, has received clearance from the U.S. Food and Drug Administration (the “FDA”) under Section 510 (K) to begin marketing its portfolio of Microwave Ablation Systems and Disposable Microwave Ablation Needles as regulatory Class II devices in the United States.

Thyroid nodules occur among 30% to 50% of the United States population. Like most thyroid conditions, nodules are more common among women than men, with an increased incidence observed with advancing age. By the age of 60, more than half of women will have developed a thyroid nodule. Historically, treatment involving excision or therapy resulted in discomfort and inconvenience for patients. In contrast to these traditional approaches, Baird Medical has leveraged significant recent technological advances to develop a minimally invasive, thermal energy-based procedure (the “Procedure”) to treat thyroid nodules, breast tumors, and other diseases for which the coagulation (ablation) of soft tissues is indicated. The Company’s approach eliminates the need for surgery, thereby mitigating associated complications, risks, and scarring for the majority of patients.

During the Procedure, therapeutic microwave energy is safely administered via a device approximately the diameter of a pen. This minimally invasive treatment precisely targets the nodule or tumor being treated, while preserving the surrounding healthy tissue. This precision is crucial, as it safeguards the function of the thyroid and reduces the likelihood that a patient will require expensive, lifelong thyroid hormone replacement therapy.

In light of the increasing scientific evidence demonstrating positive outcomes associated with the expanded availability of the Procedure, both the American Thyroid Association and the European Thyroid Association have published recommended guidelines for the implementation and adoption of the Procedure. Physician associations, such as The North America Society for Interventional Thyroidology, have been established to raise awareness among physicians and patients that a minimally invasive solution exists for treating thyroid disease.

Ms. Haimei Wu, Founder and CEO of Baird Medical, commented, “Attaining FDA clearance represents a significant milestone in our geographical expansion. This clearance grants us the ability to market our portfolio of MWA systems and disposable needles in the United States. Based on our market research, we estimate that the U.S. presents a market opportunity of $1.6 billion for MWA systems alone. Because our follow-on sales of disposable MWA needles typically generate 36 times the revenue of our initial MWA system sales, we anticipate a total addressable market size of $1.6 billion in the U.S. alone. We are excited about our potential to capitalize on such a vast market opportunity. Our team of skilled professionals is ready to expand our market reach and deliver the much-needed benefits of our minimally invasive MWA procedure to patients across America.”

About Baird Medical

Established in 2012 and headquartered in Guangzhou, China, Baird Medical is a leading MWA medical device manufacturer and provider in China. Baird Medical's proprietary medical devices are used in China for the treatment of benign and malignant tumors including thyroid nodules, liver cancer, lung cancer and breast lumps. Baird Medical is the first company to obtain a Class III medical devices registration certificate for MWA medical devices specifically indicated for thyroid nodules in China. For more information, please visit http://baidesz.com/en/.

Additional Information and Where to Find It

In connection with the proposed transaction, on October 21, 2023 Baird Medical filed with the U.S Securities and Exchange Commission (“SEC”), a registration statement on Form F-4 which included a preliminary proxy statement/prospectus and other relevant documents, which included both the proxy statement to be distributed to ExcelFin’s stockholders in connection with ExcelFin’s solicitation of proxies for the vote by ExcelFin’s stockholders with respect to the proposed business combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of Baird Medical to be issued in connection with the business combination. THE REGISTRATION STATEMENT FILED BY BAIRD MEDICAL ON OCTOBER 21, 2023 WITH THE SEC IS A PRELIMINARY REGISTRATION STATEMENT AND IS SUBJECT TO CHANGE. BAIRD MEDICAL URGES ITS INVESTORS, STOCKHOLDERS AND OTHER INTERESTED PERSONS TO READ THE FINAL REGISTRATION STATEMENT, WHEN AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT BAIRD MEDICAL, EXCELFIN AND THE MERGER.  STOCKHOLDERS OF EXCELFIN ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN) AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT BAIRD MEDICAL AND EXCELFIN FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders and investors will be able to obtain free copies of the proxy statement/prospectus and other relevant materials (when they become available) and other documents filed by Baird Medical and ExcelFin at the SEC’s website at www.sec.gov. Copies of the proxy statement/prospectus (when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, on ExcelFin’s website at www.excelfinacquisitioncorp.com or by directing a request to: ExcelFin Acquisition Corp., 473 Jackson St., Suite 300, San Francisco, CA, 94111. The information contained on, or that may be accessed through, the websites referenced in this document is not incorporated by reference into, and is not a part of, this document.

Participants in Solicitation

Each of ExcelFin and Baird Medical and their respective directors, executive officers and certain employees, may be deemed, under SEC rules, to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding ExcelFin’s directors and executive officers is available in ExcelFin’s final prospectus dated October 22, 2021 relating to its initial public offering and in ExcelFin’s subsequent filings with the SEC. Other information regarding Baird Medical and the other participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the U.S. federal securities laws. Such statements include statements concerning anticipated future events and expectations that are not historical facts. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “plan,” “predict,” “project,” “forecast,” “guidance,” “goal,” “objective,” “prospects,” “possible” or “potential,” by future conditional verbs such as “assume,” “will,” “would,” “should,” “could” or “may,” or by variations of such words or by similar expressions or the negative thereof. Actual results may vary materially from those expressed or implied by forward-looking statements based on a number of factors, including, without limitation: (1) risks related to the consummation of the proposed transaction, including the risks that (a) the proposed transaction may not be consummated within the anticipated time period, or at all, (b) ExcelFin may fail to obtain stockholder approval of the proposed business combination, (c) the parties may fail to secure required regulatory approvals under applicable laws, and (d) other conditions to the consummation of the proposed transaction under the business combination agreement may not be satisfied; (2) the effects that any termination of the business combination agreement may have on ExcelFin or Baird Medical or their respective business, including the risks that ExcelFin’s share price may decline significantly if the proposed transaction is not completed; (3) the effects that the announcement or pendency of the proposed transaction may have on Baird Medical’s and its business, including the risks that as a result (a) ExcelFin’s business, operating results or stock price may suffer or (b) ExcelFin’s or Baird Medical’s current plans and operations may be disrupted; (4) the inability to recognize the anticipated benefits of the proposed transaction; (5) unexpected costs resulting from the proposed transaction; (6) changes in general economic conditions; (7) regulatory conditions and developments; (8) changes in applicable laws or regulations; (9) the nature, cost and outcome of pending and future litigation and other legal proceedings, including any such proceedings related to the proposed transaction and instituted against ExcelFin, Baird Medical and others; and (10) other risks and uncertainties indicated from time to time in the registration and proxy statement relating to the proposed transaction, including those under “Risk Factors” therein, and in ExcelFin’s filings with the SEC. Potential investors, shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. Neither ExcelFin nor Baird Medical assumes any obligation to publicly update any forward-looking statement after it is made, whether as a result of new information, future events or otherwise, except as required by law.

Contacts

Investor Relations

Robin Yang, Partner

ICR, LLC

Phone: +1 (646) 308-1475

Email: BairdMedical.IR@icrinc.com

Public Relations

Brad Burgess, Senior Vice President

ICR, LLC

Phone: +1 (646) 588-0383

Email: BairdMedical.PR@icrinc.com